EXHIBIT 99.4

Portions of this  Exhibit have been omitted and  confidentially  and  separately
filed  with  the  Securities  and  Exchange   Commission   with  a  Request  for
Confidential Treatment

The omitted portions are marked by opened and closed brackets as follows:

                                  EXHIBIT 99.4

                             DISTRIBUTION AGREEMENT


THIS DISTRIBUTION AGREEMENT (the "Agreement") is made as of the 12th day of March, 1999, by and between SPX CORPORATION, a Delaware corporation with its office at 28635 Mound Road, Warren, Michigan 48092-3499 ("Distributor"), and Top Source Technologies, Inc., a Delaware corporation with its office at 7108 Fairway Drive, Suite 200, Palm Beach Gardens, Florida 33418 ("TPS").

RECITALS:

         A. TPS is in the business of assembling and selling the MotorCheck(TM) On-Site Oil Analyzer that performs on-site engine oil analysis (the "Product").

         B. Distributor has an established marketing network, including the publication of product catalogs, and a customer base through which the Product may be distributed, and has developed substantial goodwill with its customers; and

         C. TPS and Distributor wish to enter into an agreement for the marketing, distribution and sale of the Product by Distributor upon the terms and conditions contained in this Agreement.

TERMS:

         NOW, THEREFORE, in consideration of the covenants and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

         1. Recitals. The foregoing recitals are incorporated into, and made a part of, this Agreement.

         2. Appointment. TPS grants to Distributor the exclusive right to market, distribute and sell the Product in the markets described in Schedule A attached to this Agreement in the United States and Canada (the "Territory"); provided, however, that TPS reserves the right to sell the Product directly to any end-user. Distributor accepts this appointment and agrees to act in such capacity pursuant to the terms and conditions of this Agreement. For purposes of this Agreement, "Customer" shall mean any person in the Territory to whom Distributor markets, distributes and sell Product including, without limitation, Distributor's existing customers.

         3. Duties of Distributor. Distributor shall perform the following duties: (a) Distributor shall include the Product in one or more of Distributor's equipment catalogs; (b) Distributor shall assist TPS in marketing the Product as specifically provided in this Agreement; and (c) Distributor shall accept orders from Customers, transmit such orders to TPS as provided in this Agreement and pay for the Product.

         4. Marketing and Promotion. TPS shall provide Distributor with camera-ready photography, literature and other written information concerning the Product as requested by Distributor to assist Distributor in the marketing, distribution and sale of the Product. In addition, the parties shall engage in the marketing and promotional activities described in Schedule B attached to this Agreement.

         5. Sales Goals. Distributor shall attempt to meet the sales goals set forth in Schedule C attached to this Agreement (the "Sales Goals"). In the event Distributor does not attain the Sales Goals set forth in Schedule C, TPS may revoke Distributor's exclusive right to market, distribute and sell the Product in the Territory. The parties agree that Distributor's loss of its exclusive distributorship shall be sole remedy available to TPS in the event that Distributor does not attain the Sales Goals, but this Agreement shall otherwise continue in full force and effect.

         6. Product. Distributor may, in its sole discretion, purchase the Product from TPS for the purposes of maintaining an inventory of the Product. However, in no event shall Distributor be obligated to maintain an inventory or take possession of or title to the Product.

         7. Prices. The price to Distributor for the Product is listed in Schedule D. Such price does not include delivery costs. While Distributor may consider TPS's suggested retail prices, the parties agree that Distributor has the exclusive right to establish the retail price at which the Product shall be sold to the Customers.

         8. Taxes. Any duty, sales tax, tariff, GST or other charge required to be collected by Distributor pursuant to any federal, state, provincial, municipal or local law, now in effect or enacted after the date of this Agreement, with respect to the sale or delivery of the Product shall be added to the price provided for in Schedule D by Distributor and shall be paid by Distributor to the appropriate authority.

         9. Purchase, Delivery and Payment Terms. The parties shall comply with the purchase, delivery and payment terms and procedures set forth in Schedule E attached to this Agreement.

         10. Interruption of Deliveries. In the event that TPS's shipment of Product to a Customer is delayed for any reason, TPS shall give immediate written notice to Distributor of the delay, which written notice shall include the reason for the delay and the anticipated date of delivery of the Product to the Customer. Upon receiving such a notice of delay, Distributor shall have the right to cancel the order for the delayed Product.

         11. Risk of Loss. TPS shall be responsible for any and all risk of loss until the Product is delivered to the Customer's designated facility.

         12. Training. TPS shall provide training to Customers as set forth in Schedule F attached to this Agreement.

         13.


[ * ] CONFIDENTIAL PORTIONS OMMITTED AND FILED SEPARATELY WITH THE COMMISSION.


         14. Product Returns. The parties agree that the procedures set forth in Schedule G attached to this Agreement shall be applicable to Product returned to Distributor or TPS by a Customer.

         15. Product Warranty. TPS shall provide to Customers the warranty for the Product as set forth in Schedule H attached to this Agreement which shall be no less than one (1) year in duration. TPS agrees that its warranty shall not be affected by any act or omission of Distributor. THE PARTIES AGREE THAT DISTRIBUTOR SHALL MAKE NO WARRANTY, EXPRESSED OR IMPLIED, CONCERNING PRODUCT OR SERVICING OF PRODUCT, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS OF A PARTICULAR PURPOSE. Distributor shall have no liability to TPS or any Customer for warranty claims. TPS shall also make available to Customers the service plans, extended warranties and other similar programs as set forth in Schedule H.

         16. Intellectual Property. TPS represents and warrants that it has the exclusive Right to all Intellectual Property (as defined below) incorporated in the Product TPS grants to Distributor a non-exclusive, fully-paid up license to use TPS's trademarks, trade names, brand names, and other product identifications used by TPS with respect to the Product (the "Intellectual Property") solely in furtherance of Distributor's efforts to market, distribute and sell the Product. Such license shall terminate immediately upon termination of this Agreement. The Intellectual Property shall, at all times, remain the property of TPS, and Distributor shall acquire no property interest or ownership in the Intellectual Property by virtue of this Agreement.

         17. Remedies. TPS agrees that TPS, or any employee, representative or agent of TPS, shall not take any action (including the refusal to accept an order initiated by Distributor) which may result in a Customer terminating any order placed with Distributor and purchasing substantially similar Product directly from TPS, or any employee, representative or agent of TPS. In the event that TPS, or any employee, representative or agent of TPS, breaches the foregoing covenant, TPS shall pay to Distributor upon demand in cash an amount equal to the profits Distributor would have earned if Distributor had consummated the terminated transactions.

         18.      Termination.  This Agreement may be terminated as follows:

                  (a)                                                  [ * ]

                  (b) By either party upon a breach of the other party's obligations under this Agreement, provided that the non-breaching party has given written notice of such breach to the breaching party and, further, that such breach has not been cured within [ * ] of the breaching party's receipt of such written notice; or

                  (c)

[* ] CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

Upon termination of this Agreement: (i) TPS's obligation to ship Product for which Distributor has placed orders with TPS prior to the termination of this Agreement shall not be affected; and (ii) Distributor shall cease to be the TPS's exclusive distributor for the Product.




[ * ] CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.




         19. Insurance. TPS agrees to maintain commercial liability insurance, including product liability coverage, which shall name both TPS and Distributor as insured parties against claims for bodily injuries or death and property damage occurring from use of the Product, such insurance to afford coverage of not less than Five Hundred Thousand Dollars ($500,000) with respect to bodily injury or death per occurrence and One Million Dollars ($1,000,000) in the aggregate, and Five Hundred Thousand Dollars ($500,000) for property damage per occurrence. TPS shall furnish Distributor with a copy of certificates of coverage, which shall contain an obligation of the carrier to notify Distributor at least thirty (30) days in advance of any cancellation or non-renewal of the policy. The insurance policy shall contain a provision stating that no act or omission of either TPS or Distributor shall affect or limit the obligation of the insurance company to pay the amount for any losses sustained. TPS shall not cancel or change the policy except upon thirty (30) days' prior written notice to Distributor.

         20. Indemnification. TPS, its successors and assigns shall defend, indemnify and hold harmless Distributor, and Distributor's agents, employees, officers, directors, successors and assigns, from and against any and all damages, liabilities, losses, claims, obligations, liens, injuries, demands, causes of action of any nature, penalties, fines, judgments, costs or expenses (including, without limitation, attorneys' fees) of any kind or nature, whether based upon breach of contract, breach of warranty, tort, strict liability, negligence or otherwise, arising out of or relating to: (a) any act or omission of TPS or its employees, representatives or agents; (b) any failure on the part of TPS to perform or comply with any of the terms or conditions contained in this Agreement, including without limitation any breach by TPS of any covenant or warranty set forth in this Agreement; (c) the design, manufacture, assembly, possession, use, installation, alteration, repair, maintenance, ownership, delivery, removal or return of any Product, or any machinery or equipment of which a Product is a component; or (d) infringement of any patent, trademark, service mark, copyright or other Intellectual Property of any third party applicable to any of the Product furnished by TPS to Distributor or its Customer pursuant to this Agreement. The indemnities and assumptions of liabilities and obligations provided in this Section shall continue in full force and effect, even after the termination of this Agreement.

         21. Additional Remedies. The remedies set forth in this Agreement are non-exclusive and in addition to all other remedies available.

         22. Relationship of Parties. The relationship between Distributor and TPS is that of buyer and seller. Distributor, including its agents and employees, shall be regarded as an independent contractor. This Agreement does not authorize TPS or Distributor to be the agent or the legal representative of the other for any purpose. Neither Distributor nor TPS is granted any right or authority to assume or to create any obligation or responsibility, express or implied, on behalf of or in the name of the other party or to bind the other party in any manner.

         23. Non-Assignability. Neither party shall assign, sublet or transfer this Agreement or any rights hereunder, directly or indirectly, without the written consent of the other party. Any attempted assignment, transfer or subletting in violation of this Section is void and without effect.

         24. Entire Agreement. Both parties acknowledge and agree that there are no oral or other agreements or understandings between them affecting this Agreement, and that this Agreement and the Schedules attached to this Agreement contain the entire understanding and agreement between the parties with respect to the subject matter of this Agreement and cannot be amended, modified or supplemented in any respect except by a subsequent written agreement entered into by both parties.

         25. Conflict. In the event of any conflict between the terms of this Agreement and the terms of any Schedules attached to this Agreement, the terms of this Agreement shall govern.

         26. Notices. Any notice required or permitted to be given under this Agreement must be in writing and is effective as of the business day after it is sent by a nationally recognized overnight delivery service. Any communication given in any other manner shall be effective only if and when received by the parties to be notified. For purposes of this Section, the addresses of the parties shall be as set forth in the first paragraph of this Agreement. Any party may change the address to which such communication are to be sent by notice to the other party as provided in this Agreement.

         27. Waiver. Failure of Distributor to insist in any one or more instances upon performance of any of the terms, covenants or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant or condition, and the obligations of TPS with respect to any such term, covenant or condition shall continue in full force and effect.

         28. Governing Law; Forum. This Agreement is a contract made under, and shall be governed by and construed in accordance with, the laws of the State of Michigan without regard to its choice of law principles. Each of the parties agrees that any legal or equitable action or proceeding with the respect to this Agreement or entered into in connection with this Agreement or transactions contemplated by this Agreement shall be brought only in any court of the State of Michigan, or in any court of the United States of America sitting in Michigan, and each of the parties submits to and accepts generally and unconditionally the jurisdiction of those courts with respect to such party's person and property, and irrevocably consents to the service of process in connection with any such action or proceeding by personal delivery to each party at such party's address as set forth above, or in the manner set forth in
Section 28 of this Agreement. Nothing in this Section shall affect the right on any party to serve process in any other manner permitted by law. Each party irrevocably waives any objection to the laying of venue of any such action or proceeding in the above-described courts.

         29. Headings. The section headings contained in this Agreement are to be used solely for convenience and are not to be used in construing or interpreting this Agreement.

         30.Severability. In the event that one or more clauses of this Agreement are found to be unenforceable, illegal or contrary to public policy by a court of competent jurisdiction, the remainder of this Agreement shall remain in full force and effect except for the unenforceable, illegal or other provisions.

         31. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

                                      SPX CORPORATION

                                      _/s/ Carol Boyer______________________
                                       By:  Carl Boyer
                                       Its:   Program Manager

                                       TOP SOURCE TECHNOLOGIES, INC.

                                       _/s/David Natan____________________
                                       By:  David Natan
                                       Its:   Vice President and CFO
Attached Schedules:
         Schedule A - Markets
         Schedule B - Marketing and Promotion Schedule C - Sales Goals Schedule D - Price Schedule E - Purchase, Delivery and Payment Terms Schedule F
         - Training Schedule G - Returns Schedule H - Warranty




                                   SCHEDULE A

                                     Markets


[ * ] CONFINDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.



                                   SCHEDULE B

                             Marketing and Promotion

     Private Label. Distributor may, in its sole discretion, market and sell the Product under the names Kent-Moore, SPX, or any other trade name of Distributor.


[ * ] CONFIDENTIAL PORTIONS OMITTED AND FILED WITH THE COMMISSION.


Advertising. The parties may, from time to time, mutually agree to advertise the Product in trade journals, printed brochures or by other means. The parties shall divide the cost of advertising as mutually agreed in writing by the parties prior to incurring such costs.

Trade Shows. The parties may mutually agree to participate in trade shows, with the costs to participate in such shows to be borne proportionately by the parties.

Sales Calls and Seminars. The parties may, from time to time, mutually agree to make joint sales calls, presentations or seminars regarding the Product. Each party will be responsible for the costs it incurs in supplying personnel for such activities, including but not limited to travel expenses, lodging, and meals. The parties shall mutually bear collective costs for such promotional activities, such as the costs incurred in preparing materials for and making presentations or seminars, including but not limited to printing of materials, equipment rental, and rental of facility space.

                                   SCHEDULE C

                                   Sales Goals


[ * ] CONFIDENTIAL PORTIONS OMMITTED AND FILED SEPARATELY WITH THE COMMISSION.

                                   SCHEDULE D

                                      Price

         The price to Distributor for the Product shall be [ * ]; however, TPS reserves the right to increase the price upon [ * ] days prior written notice to Distributor. The parties may, from time to time, negotiate volume or promotional discounts on orders placed by Distributor.


 [ * ] CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

                                   SCHEDULE E

                      Purchase, Delivery and Payment Terms


In addition to the parties' obligations set forth in the Agreement, the following terms and procedures shall be applicable to the parties with respect to the purchase and delivery of, and payment for, the Product:

         A. Upon receipt of orders for the Product from a Customer, Distributor shall promptly transmit such orders to TPS.

B. TPS shall ship the Product from its manufacturing facility directly to the Customer's designated facility F.O.B. TPS's facility, no later than the date set forth in TPS's quote. The Product shall be shipped to Customer's designated facility in the manner determined by TPS. The freight terms shall be "prepay and add." TPS will prepay the outbound freight from its facility, advise the Customer and Distributor of the freight cost, and pass such cost through to Distributor.

         C. Distributor shall be responsible for collecting the purchase price of Product from its Customers. The foregoing notwithstanding, Distributor shall pay TPS the purchase price for Product sold to a Customer net [ * ] days from the date of the invoice. In no event shall Distributor be liable for payment for Product before the Product has been accepted by the Customer pursuant to the provisions of the Uniform Commercial Code as enacted by the State of Michigan (MCL 440.1101 et. seq.).



[ * ] CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

                                   SCHEDULE F

                                    Training


         TPS shall, at no cost to Customer, train such personnel of Customer as Customer deems appropriate to operate the Product. Such training shall occur at Customer's location during the first calendar week following installation of the Product, provided that Customer has [ * ] employees per location to be trained. Any additional training will be at Customer's expense, at a rate of [ * ] per day plus all associated out-of-pocket expenses.


[ * ] CONFIDENTIAL PORTIONS OMITTED AND FILED SEPARATELY WITH THE COMMISSION.

                                   SCHEDULE G

                                     Returns



         A defective Product may be returned directly to TPS by a Customer upon prior approval and the obtaining by Customer of a return merchandise authorization number. Freight charges for authorized returns shall be paid by TPS. Defective Products will promptly repaired or replaced by TPS, in its reasonable discretion.

                                   SCHEDULE H

                                    Warranty


         TOP SOURCE REPRESENTS AND WARRANTS TO CUSTOMER THAT (A) IT IS THE OWNER OF THE OSAs AND THE RELATED TECHNOLOGY AND INTELLECTUAL PROPERTY, AND HAS ALL RIGHT, TITLE AND INTEREST THERETO, AND THAT THE USE THEREOF BY AND THE LICENSE TO CUSTOMER SHALL NOT INTERFERE WITH ANY OTHER PERSON'S RIGHT AND TITLE TO SAME; (B) ALL THE OSAs AND ANY SUPPLIES PROVIDED BY TOP SOURCE OR ITS SUPPLIERS IN CONNECTION THEREWITH SHALL BE FREE FROM ANY DEFECTS; AND
     (C) ALL SUCH MATERIALS, INCLUDING THE OSAs, SHALL PERFORM THE FUNCTIONS FOR WHICH THEY ARE INTENDED. TOP SOURCE DISCLAIMS ANY WARRANTIES OF ANY NATURE WHETHER EXPRESS, WRITTEN, ORAL, IMPLIED OR STATUTORY, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND ANY WARRANTIES UNDER ARTICLE 2 OF THE UNIFORM COMMERCIAL CODE.

         The OSA-IIs shall be used with due care solely in accordance with any operating manual or other instructions (including any site specifications and maintenance procedures) provided by Top Source Technologies, Inc., and solely for the purpose(s) of testing and analyzing ("Oil Analysis") used lubrication fluids (excluding lubrication fluids for airplanes).

         This warranty is null and void if any of the following requirements are not complied to:

         Customer (for and on behalf of itself and its officers, employees, agents and representatives) agrees:

a. Not to unpack, break the seal on or open any boxes or containers shipped to it by TOP SOURCE, (or the manufacturer of the OSA) without the direct authorization or supervision of Top Source (or persons designated by Top Source). Customer further shall not open the cabinet, covers, inspection doors or other enclosure containing the components of the OSA, attempt any repair, adjustment or modification of the OSA, except as authorized by Top Source disassemble, decompile, reverse engineer,

                         SCHEDULE H - Warranty (Page 2)

     interrogate, decode or otherwise tamper with the OSA or any software related thereto (or attempt to derive any source code or algorithms from such software);

b. Not to move or relocate the OSA from the site of original installation at the locations set forth above

c. Not to remove, alter or obscure any markings or labels which are affixed to the OSA at the time of installation or subsequently placed thereon by Top Source; provided such were first approved by Customer;

d. To ensure that any person who operates any OSA has been trained by Top Source (or persons previously trained or designated by Top Source);

e. To properly dispose of all fluids and solvents used in connection with or in any way relating to the OSA in compliance with all applicable laws, rules and regulations;

f. To maintain a safe site for the OSA including keeping all flammable gases, petrochemical fluids, solvents and other substances outside the proximity (generally not within 25 feet) of the OSA except to the absolute minimum extent then being used in the operation thereof;

g. Customer may use the service marks appearing on the OSA and the reports solely for the purpose of delivering Oil Analysis using the OSA. Customer agrees to protect and not to infringe on all the trademarks and copyrights owned by Top Source and its affiliate companies, including the Oil Lab 2100 trademark, the name or the trade names MotorCheck(TM), or TruckCheck(TM).